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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                         CONTINUUS SOFTWARE CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                  21218R 10 4
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                 JULY 29, 1999
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]    Rule 13d-1(b)

        [ ]    Rule 13d-1(c)

        [X]    Rule 13d-1(d)



------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 21218R 10 4                     13G

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 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Brentwood Associates VI, L.P.
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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          NUMBER OF            5     SOLE VOTING POWER

           SHARES                     1,315,941 shares of common stock(1)
                               -------------------------------------------------
        BENEFICIALLY           6     SHARED VOTING POWER

          OWNED BY                    N/A
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                   1,315,941 shares of common stock(1)
                               ------------------------------------------------
           PERSON              8     SHARED DISPOSITIVE POWER

            WITH                      N/A
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,315,941 shares of common stock(1)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       14.7% of shares of outstanding common stock
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)

       PN
--------------------------------------------------------------------------------


------------------
(1) Brentwood Associates VI, L.P. holds directly 1,300,449 shares of the common stock of the Issuer and warrants to purchase 15,492 shares of common stock of the Issuer, exercisable immediately. Brentwood VI Ventures, L.P. is the general partner of Brentwood Associates VI, L.P.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       2

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CUSIP No. 206708 10 9                      13G

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Brentwood VI Ventures, L.P.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
          NUMBER OF            5     SOLE VOTING POWER

           SHARES                     1,315,941 shares of common stock(2)
                               -------------------------------------------------
        BENEFICIALLY           6     SHARED VOTING POWER

          OWNED BY                    N/A
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                   1,315,941 shares of common stock(2)
                               ------------------------------------------------
           PERSON              8     SHARED DISPOSITIVE POWER

            WITH                      N/A
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,315,941 shares of common stock(2)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       14.7% of shares of outstanding common stock
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)

       PN
--------------------------------------------------------------------------------


------------------

(2) Brentwood VI Ventures, L.P. is the general partner of Brentwood Associates VI, L.P., which holds directly 1,300,449 shares of common stock of the Issuer and warrants to purchase 15,492 shares of common stock of the Issuer, exercisable immediately.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       3


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ITEM 1(a)         NAME OF ISSUER:

                  Continuus Software Corporation

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  108 Pacifica, Irvine, CA 92618

ITEM 2(a)         NAME OF PERSONS FILING:

                  Brentwood Associates VI, L.P.
                  Brentwood VI Ventures, L.P.

                  The statement on this Schedule 13G is filed on behalf of the persons listed above pursuant to Rule 13d-1(k)(1). The Joint Filing Agreement dated February 8, 2000 among the Reporting Persons is set forth in Exhibit I hereto and is incorporated herein by reference.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  11150 Santa Monica Blvd., Suite 1200, Los Angeles, CA 90025

ITEM 2(c)         CITIZENSHIP:

                  Delaware

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e)         CUSIP NUMBER:

                  21218R 10 4

ITEM 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  N/A

ITEM 4            OWNERSHIP:

                  (a)      Amount Beneficially Owned:

                           Brentwood Associates VI, L.P.: 1,315,941 (see cover page)
                           Brentwood VI Ventures, L.P.: 1,315,941 (see cover page)

                  (b)      Percent of Class:

                                       4
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                           Brentwood Associates VI, L.P.: 14.7% (see cover page)
                           Brentwood VI Ventures, L.P.: 14.7% (see cover page)

                  (c)      Number of Shares as to which such person has:

                           (i)   sole power to vote or to direct the vote:

                                 Brentwood Associates VI, L.P.: 1,315,941 (see cover page)
                                 Brentwood VI Ventures, L.P.: 1,315,941 (see cover page)

                           (ii)  shared power to vote or direct the vote: N/A

                           (iii) sole power to dispose or to direct the
                                 disposition of:

                                 Brentwood Associates VI, L.P.: 1,315,941 (see cover page)
                                 Brentwood VI Ventures, L.P.: 1,315,941 (see cover page)

                           (iv) shared power to dispose or to direct the disposition of: N/A

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  N/A

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  The general partner of Brentwood Associates VI, L.P. is Brentwood VI Ventures, L.P., a Delaware limited partnership, which may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Brentwood Associates VI, L.P.

                  Information contained in this Schedule 13G is provided solely for the purpose of complying with Section 13(d) and Section 13(g) of the Securities Exchange Act of 1934, as amended. Brentwood VI Ventures, L.P. disclaims beneficial ownership of the securities described herein for any other purpose.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  N/A

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  N/A

ITEM 9            NOTICE OF DISSOLUTION OF GROUP:

                  N/A

ITEM 10           CERTIFICATION:

                  N/A

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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE:  February 8, 2000



                         BRENTWOOD ASSOCIATES VI, L.P.,
                         a Delaware limited partnership

                                By:  Brentwood VI Ventures, L.P.,
                                     a Delaware limited partnership
                                     General Partner

                                By:  /s/ G. Bradford Jones
                                     -------------------------------------------
                                         G. Bradford Jones
                                         General Partner

                                BRENTWOOD VI VENTURES, L.P.,
                                a Delaware limited partnership

                                By:  /s/ G. Bradford Jones
                                    --------------------------------------------
                                         G. Bradford Jones
                                         General Partner


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